                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                               Amendment No. 10

    Capital Realty Investors Tax Exempt Fund Limited Partnership ("CRITEF") Capital Realty Investors Tax Exempt Fund III Limited Partnership ("CRITEF III")
                              (Names of Issuers)

                           Watermark Partners, L.P.
                         Watermark III Partners, L.P.
                      Capital Apartment Properties, Inc.
                       Apollo Real Estate Advisors, L.P.
                      (Names of Persons Filing Statement)

           Beneficial Assignee Certificates, CRITEF, Series I and II
                 Beneficial Assignee Certificates, CRITEF III
                       (Title of Classes of Securities)

                        140 437 10 4, CRITEF, Series I
                        140 437 20 3, CRITEF, Series II
                           140 438 10 2, CRITEF III
                   (CUSIP Numbers of Classes of Securities)

                      Capital Apartment Properties, Inc.
                               Richard L. Kadish
                               The CRI Building
                             11200 Rockville Pike
                           Rockville, Maryland 20852
                                (301) 268-8700

                                      and

                       Apollo Real Estate Advisors, L.P.
                               Michael D. Weiner
                           1999 Avenue of the Stars
                         Los Angeles, California 90057
                                (310) 201-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Persons Filing Statement)

                                  Copies to:

                             Janet C. Walden, Esq.
                             SCHULTE ROTH & ZABEL
                               900 Third Avenue
                           New York, New York 10021

     This statement is filed in connection with (check the appropriate box):

     a. /x/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. / / The filing of a registration statement under the Securities Act of 1933.

     c.  / /  A tender offer.

     d.  / /  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.

                           Calculation of Filing Fee

           Transaction valuation*               Amount of filing fee
                $168,800,257                           $33760

* Pursuant to the proposed merger, the public holders of beneficial assignee certificates ("BACs") in CRITEF and CRITEF III, who hold in the aggregate 2,280,000 BACs in CRITEF, Series I, 3,238,760 BACs in CRITEF, Series II, and 5,258,268 BACs in CRITEF III, will be entitled to receive $15.60 per BAC in CRITEF, Series I, $15.29 per BAC in CRITEF, Series II, and $15.92 per BAC in CRITEF III, in each case, subject to adjustment.

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:   $32,461
Form or Registration No:  Schedule 14A
Filing Party:  CRITEF and CRITEF III
Dates Filed:   March 18, 1996; August 26, 1996, November 12, 1996

                                  INTRODUCTION

         This Amendment No. 10 to the Rule 13e-3 Transaction Statement is being filed by Capital Realty Investors Tax Exempt Fund Limited Partnership ("Fund I-II"), Capital Realty Investors Tax Exempt Fund III Limited Partnership ("Fund III", and together with Fund I-II, the "Funds"), CRITEF Associates Limited Partnership, the general partner of Fund I-II ("Fund I-II GP"), CRITEF III Associates Limited Partnership, (the general partner of Fund III, and together with Fund I-II GP, the "General Partners") , Watermark Partners, L.P. ("Watermark"), Watermark III Partners, L.P. ("Watermark III"), Capital Apartment Properties, Inc., the general partner of Watermark and Watermark III ("CAPREIT") and Apollo Real Estate Advisors, L.P., the beneficial owner of 99.83% of the outstanding capital stock of CAPREIT ("Apollo"), in connection with the proposed mergers of Watermark and Watermark III with and into Fund I-II and Fund III, respectively, and related transactions. Fund I-II and Fund III are the issuers of the classes of securities which are the subject of the Rule 13e-3 transaction.

         Concurrently with the filing of this Amended Rule 13e-3 Transaction Statement, Fund I-II and Fund III are filing with the Securities and Exchange Commission their Supplement to a definitive Proxy Statement relating to the solicitation of proxies by Fund I-II and Fund III to vote upon : (1) a proposal to approve and adopt (a) with respect to Fund I-II, the Fourth Amended and Restated Agreement and Plan of Merger, dated as of August 21, 1996, as amended by Amendment No. 1 thereto dated November 7, 1996, among Fund I-II, CRITEF Associates Limited Partnership and Watermark, and others, and (b) with respect to Fund III, the Fourth Amended and Restated Agreement and Plan of Merger, dated as of August 21, 1996, as amended by Amendment No. 1 thereto dated November 7, 1996, among Fund III, CRITEF III Associates Limited Partnership and Watermark III, and others, and in each case, to approve certain amendments to the Agreements of Limited Partnership of each of the Funds to authorize expressly the foregoing, (2) a proposal to approve, with respect to each Fund,
(i) the sale of the 1.01% general partner interest by such Fund's general partner to CAPREIT GP, Inc., a newly-formed, wholly-owned subsidiary of CAPREIT ("CAPREIT GP"), in exchange for $400,000, and the substitution of CAPREIT GP as the general partner of such Fund in its stead, and (ii) the issuance of limited partner interests in each of the Funds to CAPREIT or its designees in exchange for the contribution of real property or other assets, and the admission of CAPREIT or its designees as limited partners of each of the Funds, and, in each case, certain amendments to the Agreements of Limited Partnership of each of the Funds to authorize expressly the foregoing, (3) any adjournments of the Special Meetings to allow for the additional solicitation of BAC Holder votes in order to obtain more votes in favor of the foregoing proposals, and (4) any other business as may properly come before the Special Meetings or any adjournments or postponements thereof.

         A copy of the Supplement to the definitive Proxy Statement is attached as Exhibit 17(d)(14) hereto. The definitive Proxy Statement was previously filed as Exhibit 17(d)(1) to Amendment No. 3 to the Schedule 13e-3. The information contained in the Proxy Statement, as supplemented by the Supplement, is incorporated by reference in answer to the items in this Rule 13e-3 Transaction Statement, and the Cross-Reference Sheet set forth below shows the location in the Proxy Statement and the Supplement of the information required to be included in response to the items of this Rule 13e-3 Transaction Statement. The information contained in the Proxy Statement and the Supplement, including all exhibits and appendices thereto, is hereby expressly incorporated herein by reference, and the responses to each item herein are qualified in their entirety by reference to the information contained in the Proxy Statement and, where applicable, the Supplement and the exhibits and appendices thereto.

                             CROSS REFERENCE SHEET
             (Pursuant to General Instruction F to Schedule 13E-3)

Schedule 13E-3 Item
Number and Caption                                 Caption in Proxy Statement and Supplement
------------------------------------------         -----------------------------------------
Item 1       Issuer and Class of Security
             Subject to the Transaction

             (a)..........................         Cover Page; Summary--Purpose of the Special Meetings;
                                                   Summary--The Funds and the Merger Partnerships and CAPREIT GP;
                                                   Background of the Funds; Supplement Cover Page.

             (b)..........................         Summary--Purpose of the Special Meetings; General
                                                   Information--Time and Place of the Special Meetings; General
                                                   Information--Record Date; Required Vote; Supplement--
                                                   "Record Date and Required Vote."

             (c)..........................         Summary--Market Price Data; Market Price Data for Fund I-II;
                                                   Market Price Data for Fund III.

             (d)..........................         The Transaction Proposals--The Merger Proposal--The Merger
                                                   Agreements--Conduct of Business Pending the Mergers; Market
                                                   Price Data for Fund I-II; Market Price Data for Fund III.

             (e)..........................         Not Applicable

             (f)..........................         Not Applicable

                                       2

Item 2   Identity and Background

This Rule 13e-3 Transaction Statement is being filed by the issuers of the classes of securities which are the subject of the Rule 13e-3 transaction, Fund I-II and Fund III, and the General Partners, Watermark, Watermark III, CAPREIT and Apollo; information with respect to each of the filing persons can be found in the Proxy Statement under captions listed below.

             (a)..........................         Summary--The Funds and the Merger Partnerships and CAPREIT GP;
                                                   Background of the Funds; Management of the Funds; The Merger
                                                   Partnerships and CAPREIT GP; Management of the Merger
                                                   Partnerships and CAPREIT GP.

             (b)..........................         Summary--The Funds and the Merger Partnerships and CAPREIT GP;
                                                   Background of the Funds; Management of the Funds; The Merger
                                                   Partnerships; Management of the Merger Partnerships and CAPREIT
                                                   GP.

             (c)..........................         Summary--The Funds and the Merger Partnerships and CAPREIT GP;
                                                   Background of the Funds; Management of the Funds; The Merger
                                                   Partnerships and CAPREIT GP; Management of the Merger
                                                   Partnerships and CAPREIT GP.

             (d)..........................         Summary--The Funds and the Merger Partnerships and CAPREIT GP;
                                                   Background of the Funds; Management of the Funds; The Merger
                                                   Partnerships and CAPREIT GP; Management of the Merger
                                                   Partnerships and CAPREIT GP.

             (e), (f).....................         None of the persons with respect to whom information is provided in response to this Item was, during the last five years,
                                                   convicted in a criminal proceeding or a party to a civil
                                                   proceeding of a judicial or administrative body of competent jurisdiction which resulted in the person being subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state
                                                   securities laws or finding any violation of such law.

             (g)..........................         Each of the persons with respect to whom information is provided in response to this Item is a citizen of the United States.

                                       3

Item 3       Past Contacts, Transactions
             and Negotiations

             (a)(1).......................         Summary--Interests of Certain Persons in the Transactions;
                                                   Special Factors--Background of the Mergers; Special Factors--
                                                   Interests of Certain Persons in the Transactions; Special
                                                   Factors--Certain Relationships and Related Transactions.

             (a)(2).......................         Summary--Interests of Certain Persons in the Transactions;
                                                   Special Factors--Background of the Mergers; Special Factors--
                                                   Interests of Certain Persons in the Transactions; Special
                                                   Factors--Certain Relationships and Related Transactions.

             (b)..........................         Summary--Interests of Certain Persons in the Transactions;
                                                   Special Factors--Background of the Mergers; Special
                                                   Factors--Interests of Certain Persons in the Transactions;
                                                   Special Factors--Certain Relationships and Related Transactions;
                                                   Supplement--"Recent Developments."

Item 4       Terms of the Transaction

             (a)..........................         Summary--Purpose of the Special Meetings; Summary--Redemption of
                                                   the BACs; Summary--The Mergers; Summary--Conditions to
                                                   Consummation of a Merger; Summary--Termination of the Merger
                                                   Agreements; Summary--Deposit; Summary--Fees and Expenses;
                                                   General Information--Purpose of the Special Meetings; The
                                                   Transaction Proposals--The Merger Proposal--The Mergers; The
                                                   Transaction Proposals--The Merger Proposal--The Merger
                                                   Agreements; The Transaction Proposals--New Partners Proposal;
                                                   Certain Federal Income Tax consequences of the Mergers and the
                                                   Related Transactions; and Supplement--"Increase in Redemption
                                                   Prices Payable to BAC Holders", --"Amendments to the Merger
                                                   Agreements", --"The Transaction Proposals."

                                       4

             (b)..........................         Summary--Purpose of the Special Meetings; Redemption of the
                                                   BACs; Summary--Interest of Certain Persons in the Transactions;
                                                   General Information--Purpose of the Special Meetings; Special
                                                   Factors--Interest of Certain Persons in the Transactions;
                                                   Special Factors--Certain Relationships and Related Transactions;
                                                   The Transaction Proposals--The Merger Proposals; The Transaction
                                                   Proposals--New Partners Proposal; and Supplement--"Increase in
                                                   Redemption Prices Payable to BAC Holders", --"Amendments to the
                                                   Merger Agreements", --"The Transaction Proposals."

Item 5       Plans or Proposals of the
             Issuer or Affiliate

             (a)..........................         Summary--The Financing; The Transaction Proposals--The Financing.

             (b)..........................         Summary--The Financing; The Transaction Proposals--The Financing.

             (c)..........................         Summary--The Financing; The Transaction Proposals--The Financing.

             (d)..........................         Summary--The Financing; The Transaction Proposals--The Financing.

             (e)..........................         Summary--The Financing; The Transaction Proposals--The Financing.

             (f)..........................         Summary-- The Mergers; Summary--Effective Time of the Mergers;
                                                   Summary--Redemption of the BACs; The Transaction Proposals-- The
                                                   Merger Proposal--The Mergers.

             (g)..........................         Summary--The Mergers; Summary--Effective Time of Mergers; The
                                                   Transaction Proposals--The Merger Proposal--The Mergers.

                                       5

Item 6       Source and Amount of Funds or
             Other Considerations

             (a)..........................         Summary--The Financing; The Transaction Proposals--The
                                                   Financing; and Supplement--"Financing".

             (b)..........................         Summary--The Financing; Special Factors--Interests of Certain
                                                   Persons in the Transactions; The Transaction Proposals--The
                                                   Merger Proposal--The Merger Agreements--Fees and Expenses; The
                                                   Transaction Proposals--The Financing.

                                                   The expenses incurred and to be incurred in connection with the
                                                   Rule 13e-3 transaction and the financing therefor are estimated to be as follows:

                                                   Filing Fees                                --    $       33,760
                                                   Legal Fees (including financing)           --         7,050,000
                                                   Accounting Fees                             --          350,000
                                                   Financing Fees and Closing Costs
                                                        (other than legal)                     --        5,744,000
                                                   Appraisals, engineering and
                                                        environmental studies and surveys      --          510,000
                                                   Reserves                                    --        2,800,000
                                                   Fairness Opinion Fees                       --          633,333
                                                   Solicitation Expenses                       --          205,000
                                                   Printing Costs                              --          375,000

                                                   Except with respect to legal fees incurred by the Funds in connection with negotiating the Merger Agreements, the Fairness
                                                   Opinion fees and as may be otherwise disclosed in the Proxy
                                                   Statement, CAPREIT is responsible for the payment of all fees, costs and expenses incurred by it and the Funds in connection with this Rule 13e-3 transaction.

             (c)..........................         Summary --The Financing; The Transaction Proposals--The Financing.

             (d)..........................         Not applicable.

                                       6

Item 7       Purpose(s), Alternatives, Reasons
             and Effects

             (a)..........................         Summary--Recommendations of the General Partners; Special
                                                   Factors--Purpose and Effect of the Transactions;  Special
                                                   Factors--Recommendations of the General Partners; Special
                                                   Factors--Fairness of the Transactions.

             (b)..........................         Special Factors--Alternatives to the Mergers.

             (c)..........................         Special Factors--Background of the Mergers.

             (d)..........................         Summary--Purpose of the Special Meetings; Summary--The Mergers;
                                                   Summary--Certain Federal Income Tax Consequences; General
                                                   Information--Purpose of the Special Meetings; General
                                                   Information--Record Date; Required Vote; The Transaction
                                                   Proposals--The Merger Proposal--The Mergers; The Transaction
                                                   Proposals--New Partners Proposal; Certain Federal Income Tax
                                                   Consequences of the Mergers and Related Transactions.

Item 8       Fairness of the Transaction

             (a)..........................         Summary--Recommendations of the General Partners; Special
                                                   Factors--Recommendations of the General Partners; Special
                                                   Factors--Fairness of the Transactions; and Supplement--
                                                   "General Partners' Recommendations".

             (b)..........................         Summary--Recommendations of the General Partners; Special
                                                   Factors--Recommendations of the General Partners; Special
                                                   Factors--Fairness of the Transactions; and Supplement--
                                                   "General Partners' Recommendations".

             (c)..........................         Special Factors--Purpose and Effect of the Transactions; Special
                                                   Factors--Fairness of the Transactions; General
                                                   Information--Record Date; Vote Required.

             (d)..........................         Summary--Recommendations of the General Partners; Special
                                                   Factors--Recommendations of the General Partners; Special
                                                   Factors--Fairness of the Transactions.

             (e)..........................         Special Factors--Fairness of the Transactions.

                                       7

             (f)..........................         Special Factors--Background of the Mergers; Special
                                                   Factors--Alternatives to the Mergers.

Item 9       Reports, Opinions, Appraisals and
             Certain Negotiations

             (a)..........................         Summary--Recommendations of the General Partners; Special
                                                   Factors--Background of the Mergers; Special
                                                   Factors--Recommendations of the General Partners; Special
                                                   Factors--Fairness Opinions of Oppenheimer & Co., Inc.

             (b)..........................         Special Factors--Fairness Opinions of Oppenheimer & Co., Inc.

             (c)..........................         Special Factors--Recommendations of the General Partners;
                                                   Special Factors--Fairness Opinions of Oppenheimer & Co., Inc.;
                                                   Available Information.

Item 10      Interests in Securities of
             the Issuer

             (a)..........................         Security Ownership of Beneficial Holders and Management.
                                                   CAPREIT beneficially owns 1,000 BACs in Series I of Fund I-II,
                                                   1,000 BACs in Series II of Fund I-II and 1,000 BACs in Fund
                                                   III in each case representing less than .01% of the total number of BACs outstanding.  None of Watermark, Watermark III, or
                                                   Apollo beneficially owns any BACs in either of the Funds.  As described in the Proxy Statement (see "Security Ownership of
                                                   Beneficial Holders and Management"), CAPREIT has the right to obtain a proxy to vote the 100 BACs in Series I of Fund I-II,
                                                   200 BACs in Series II of Fund I-II and 200 BACs in Fund III, in
                                                   each case representing less than .01% of the total number of
                                                   BACs outstanding in each such Fund, beneficially owned by Mr.
                                                   Martin C. Schwartzberg.  As described in the Supplement under the heading "Recent Developments", Dominium Tax Exempt Fund
                                                   L.L.P. has agreed with CAPREIT, to vote the 100 BACs it owns in each of the series of the Funds "For" opposed of the Transaction
                                                   Proposals.

                                       8

             (b)..........................         On October 25, 1996, for structuring purposes in connection with the financing for the Rule 13e-3 transaction CAPREIT purchased, in open-market transactions on the American Stock Exchange, 500
                                                   BACs in Series I of Fund I-II at a price of $14.25 per BAC, 500
                                                   BACs in Series I of Fund I-II at a price of $14.125 per BAC,
                                                   1,000 BACs in Series II of Fund I-II at a price of $13.75 per
                                                   BAC and 1,000 BACs in Fund III at a price of $14.50 per BAC.  In connection with these purchases, CAPREIT paid approximately $814 in commissions and fees.

Item 11      Contracts, Arrangements of            The Transaction Proposals--The Merger Proposal--The Merger
             Understandings with Respect to        Agreements--Conduct of Business Pending the Mergers; and
             the Issuer's Securities               Supplement--"Recent Developments".

Item 12      Present Intention and
             Recommendation of Certain Persons
             with Regard to the Transaction.

             (a)..........................         Security Ownership of Beneficial Holders and Management--
                                                   Management; and Supplement--"Recent Developments".

             (b)..........................         Summary--Recommendations of the General Partners; Special
                                                   Factors--Recommendations of the General Partners; and
                                                   Supplement--"General Partners' Recommendations".

Item 13      Other Provisions of the Transaction

             (a)..........................         Summary--Vote Requirements at the Special Meetings; Summary--No
                                                   Dissenter's Rights; General Information; The Transaction
                                                   Proposals -- The Merger Proposal--No Dissenter's Rights.

             (b)..........................         Not applicable.

             (c)..........................         Not applicable.

Item 14      Financial Information

             (a)..........................         Financial Statements

             (b)..........................         Not applicable.

                                       9

Item 15      Persons and Assets Employed,
             Retained or Utilized

             (a)..........................         Not applicable.

             (b)..........................         General Information--Solicitation of Proxies.

Item 16      Additional Information                Reference is hereby made to the Proxy Statement, including each appendix thereto, which is incorporated herein by reference.

Item 17      Material to be Filed as Exhibits
             (a)..........................         Commitment Letter, dated March 29, 1996, between Capital
                                                   Apartment Properties, Inc. and CentRe Mortgage L.L.C.

             (b)(1).......................         Fairness Opinion of Oppenheimer & Co., Inc. delivered to Fund I-
                                                   II, Series I, dated March 14,,1996, appears as Appendix B-1 to the preliminary Proxy Statement filed as Exhibit 17(d) to
                                                   Amendment No. 3 to the Rule 13e-3 Transaction Statement.

             (b)(2).......................         Fairness Opinion of Oppenheimer & Co., Inc. delivered to Fund
                                                   I-II, Series II, dated March 14, 1996, appears as Appendix B-2 to the preliminary Proxy Statement filed as Exhibit 17(d) to
                                                   Amendment No. 3 to the Rule 13e-3 Transaction Statement.

             (b)(3).......................         Fairness Opinion of the Oppenheimer & Co., Inc. delivered to
                                                   Fund III, dated March 14, 1996, appears as Appendix B-3 to the preliminary Proxy Statement filed as Exhibit 17(d) to Amendment
                                                   No. 3 to the Rule 13e-3 Transaction Statement.

             (b)(4).......................         Report of Oppenheimer & Co., Inc. in connection with its
                                                   Fairness Opinions of March 14, 1996.

             (b)(5).......................         Fairness Opinion of Oppenheimer & Co., Inc. delivered to Fund
                                                   I-II, Series I, dated September 20, 1996, appears as Appendix
                                                   B-1 to the definitive Proxy Statement filed as Exhibit 17(d) to
                                                   Amendment No. 3 to the Rule 13e-3 Transaction Statement.

             (b)(6).......................         Fairness Opinion of Oppenheimer & Co., Inc. delivered to Fund
                                                   I-II, Series II, dated September 20, 1996, appears as

                                      10

                                                   Appendix B-2 to the definitive Proxy Statement filed as Exhibit
                                                   17(d) to Amendment No. 3 to the Rule 13e-3 Transaction
                                                   Statement.

             (b)(7).......................         Fairness Opinion of Oppenheimer & Co., Inc. delivered to Fund
                                                   III, dated September 20, 1996, appears as Appendix B-3 to the definitive Proxy Statement filed as Exhibit 17(d) to Amendment
                                                   No. 3 to the Rule 13e-3 Transaction Statement.

             (b)(8).......................         Report of Oppenheimer & Co., Inc. in connection with its
                                                   Fairness Opinions of September 20, 1996.

             (c)(1).......................         Fourth Amended and Restated Agreement and Plan of Merger, dated as of August 21, 1996, among Fund I-II, CRITEF Associates
                                                   Limited Partnership, Watermark and others, appears as Appendix
                                                   A-1 to the definitive Proxy Statement filed as Exhibit 17(d)(1)
                                                   to Amendment No. 3 to the Rule 13e-3 Transaction Statement.

             (c)(2).......................         Fourth Amended and Restated Agreement and Plan of Merger, dated as of August 21, 1996, among Fund III, CRITEF III Associates
                                                   Limited Partnership and Watermark III, and others, appears as
                                                   Appendix A-2 to the definitive Proxy Statement filed as Exhibit
                                                   17(d)(1) to Amendment No. 3 to the Rule 13e-3 Transaction
                                                   Statement.

             (c)(3).......................         Complaint for Breach of Fiduciary Duty in the case styled Zakin
                                                   v. Dockser, et al. (C.A. No. 14558).

             (c)(4).......................         Complaint for Breach of Fiduciary Duty in the case styled
                                                   Wingard v. Dockser, et al. (C.A. No. 14604).

             (c)(5).......................         Stipulation of Settlement, dated as of May 13, 1996, relating to the cases styled Zakin v. Dockser, et al. and Wingard v.
                                                   Dockser, et al.

             (c)(6).......................         Amendment to Stipulation of Settlement, dated August 13, 1996, relating to the cases styled Zakin v. Dockser, et al. and
                                                   Wingard v. Dockser, et al.

                                      11

             (c)(7).......................         Final Order and Judgment of the Court of Chancery of the State
                                                   of Delaware in and for New Castle County, dated August 14, 1996, approving the Stipulation of Settlement as amended in the cases styled Zakin v. Dockser, et al. and Wingard v. Dockser, et al.

             (c)(8).......................         Complaint for False or Misleading Statements in the case styled
                                                   Dominium Tax Exempt Fund, L.L.P. v. Dockser, et al.

             (c)(9).......................         Complaint for Preliminary and Permanent Injunction and Relief
                                                   against unlawful Proxy solicitation in the case styled Capital
                                                   Realty Investors Tax Exempt Fund Limited Partnership, et al. v.
                                                   Dominium Tax Exempt Fund L.L.P.

             (c)(10)......................         Defendants' Emergency Motion to Enforce Court's Final Order In
                                                   Re Capital Realty Investors Tax Exempt Fund Limited
                                                   Partnership's Litigation.

             (c)(11)......................         Memorandum Opinion in the case styled Capital Realty Investors
                                                   Tax Exempt Fund Limited Partnership, et al. v. Dominium Tax
                                                   Exempt Fund L.L.P.

             (c)(12)......................         Order and Memorandum of Judge Lebedoff in the case styled
                                                   Dominium Tax Exempt Fund, L.L.P. v. Dockser, et. al.

             (c)(13)......................         Agreement, dated November 6, 1996, between Dominium Tax Exempt
                                                   Fund L.L.P. and Capital Apartment Properties, Inc., including the Escrow Agreement and Mutual Releases.

             (c)(14)......................         Amendment No. 1 to the Fourth Amended and Restated Agrement and
                                                   Plan of Merger, dated November 7, 1996, among Fund I-II, CRITEF
                                                   Associates Limited Partnership, Watermark and others, appears as
                                                   Exhibit 1 to the Supplement to the definitive Proxy Statement filed as Exhibit 17(d)(14) to this  Rule 13e-3 Transaction
                                                   Statement.

             (c)(15)......................         Amendment No. 1 to the Fourth Amended and Restated Agrement and
                                                   Plan of Merger, dated November 7, 1996, among Fund III, CRITEF
                                                   III Associates Limited Partnership, Watermark III and others, appears as Exhibit 2 to the Supplement to the definitive Proxy
                                                   Statement filed as Exhibit 17(d)(14) to this  Rule 13e-3
                                                   Transaction

                                      12

                                                   Statement.

             (d)(1).......................         Letters to BAC Holders, Notice of Special Meetings, definitive
                                                   Proxy Statement and forms of Proxy.

             (d)(2).......................         October 3, 1996 Letter to BAC Holders from the Funds.

             (d)(3).......................         October 4, 1996 Press Release issued by the Funds.

             (d)(4).......................         October 3, 1996 Press Release issued by CAPREIT.

             (d)(5).......................         October 11, 1996 Letter to BAC Holders from the Funds.

             (d)(6).......................         October 14, 1996 Press Release issued by CAPREIT.

             (d)(7).......................         October 16, 1996 Press Release issued by CAPREIT.

             (d)(8).......................         October 18, 1996 Letter to BAC Holders from the Funds.

             (d)(9).......................         October 18, 1996 Press Release issued by CAPREIT.

             (d)(10)......................         October 22, 1996 Letter to BAC Holders From the Funds.

             (d)(11)......................         October 28, 1995 Press Release issued by the Funds.

             (d)(12)......................         October 29, 1996 Letter to BAC Holders from the Funds.

             (d)(13)......................         November 6, 1996 Joint Press Release issued by the Funds,
                                                   CAPREIT and Dominium Tax Exempt Fund L.L.P.

             (d)(14)......................         Letters to BAC Holders, Amended Notice of Special Meetings,
                                                   Supplement to definitive Proxy Statement and forms of Proxy.

             (e)..........................         Not applicable.

             (f)..........................         At this time no written instruction, form or other material currently exists with respect to any oral solicitation or

                                                   recommendation that may be made (on behalf of the persons filing this statement) to security holders in connection with the Rule
                                                   13e-3 transaction.  Should any such written instruction, form or material be generated, it will be supplied to the Commission as a supplemental filing.

                                      14

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 1996

              CAPITAL REALTY INVESTORS TAX EXEMPT FUND LIMITED PARTNERSHIP

              By:  CRITEF Associates Limited Partnership,
              its General Partner

              By:  C.R.I., Inc.,
              its Managing General Partner

              By: /s/ William B. Dockser
                  William B. Dockser
                  Chairman of the Board

              CAPITAL REALTY INVESTORS TAX EXEMPT FUND III LIMITED PARTNERSHIP

              By:  CRITEF III Associates Limited Partnership,
              its General Partner

              By:  C.R.I., Inc.,
              its General Partner

              By: /s/ William B. Dockser
                  William B. Dockser
                  Chairman of the Board

              CRITEF ASSOCIATES LIMITED PARTNERSHIP

              By:  C.R.I., Inc.,
              its Managing General Partner

              By: /s/ William B. Dockser
                  William B. Dockser
                  Chairman of the Board

              CRITEF III ASSOCIATES LIMITED PARTNERSHIP

              By:  C.R.I., Inc.,
              its General Partner

              By: /s/ William B. Dockser
                  William B. Dockser
                  Chairman of the Board

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 1996

              WATERMARK PARTNERS, L.P.

              By:  Capital Apartment Properties, Inc.,
              its General Partner

              By: /s/ Richard L. Kadish
                  Richard L. Kadish
                  President and Chief Executive Officer

              WATERMARK III PARTNERS, L.P.

              By:  Capital Apartment Properties, Inc.,
              its General Partner

              By: /s/ Richard L. Kadish
                  Richard L. Kadish
                  President and Chief Executive Officer

              CAPITAL APARTMENT PROPERTIES, INC.

              By: /s/ Richard L. Kadish
                  Richard L. Kadish
                  President and Chief Executive Officer

              APOLLO REAL ESTATE ADVISORS, L.P.

              By:  Apollo Real Estate Management, Inc.,
              its General Partner

              By: /s/ Michael D. Weiner
                  Michael D. Weiner
                  Vice President

                               INDEX TO EXHIBITS

Exhibit No.                     Title
-----------                     -----
17(a)........................   Commitment Letter, dated March 29, 1996, between
                                Capital Apartment Properties, Inc. and CentRe
                                Mortgage L.L.C.*

17(b)(1).....................   Fairness Opinion of Oppenheimer & Co., Inc.
                                delivered to Fund I-II, Series I, dated March
                                14,,1996, appears as Appendix B-1 to the preliminary Proxy Statement filed as Exhibit
                                17(d) to Amendment No. 3 to the Rule 13e-3
                                Transaction Statement.*

17(b)(2).....................   Fairness Opinion of Oppenheimer & Co., Inc.
                                delivered to Fund I-II, Series II, dated March
                                14, 1996, appears as Appendix B-2 to the preliminary Proxy Statement filed as Exhibit
                                17(d) to Amendment No. 3 to the Rule 13e-3
                                Transaction Statement.*

17(b)(3).....................   Fairness Opinion of the Oppenheimer & Co.,
                                Inc. delivered to Fund III, dated March 14,
                                1996, appears as Appendix B-3 to the preliminary
                                Proxy Statement filed as Exhibit 17(d) to
                                Amendment No. 3 to the Rule 13e-3 Transaction
                                Statement.*

17(b)(4).....................   Report of Oppenheimer & Co., Inc. in connection
                                with its Fairness Opinions of March 14, 1996.*

17(b)(5).....................   Fairness Opinion of Oppenheimer & Co., Inc.
                                delivered to Fund I-II, Series I, dated
                                September 20, 1996, appears as Appendix B-1 to the definitive Proxy Statement filed as Exhibit
                                17(d) to Amendment No. 3 to the Rule 13e-3
                                Transaction Statement.*

17(b)(6).....................   Fairness Opinion of Oppenheimer & Co., Inc.
                                delivered to Fund I-II, Series II, dated
                                September 20, 1996, appears as Appendix B-2 to the definitive Proxy Statement filed as Exhibit
                                17(d) to Amendment No. 3 to the Rule 13e-3
                                Transaction Statement.*

17(b)(7).....................   Fairness Opinion of Oppenheimer & Co., Inc.
                                delivered to Fund III, dated September 20, 1996, appears as Appendix

                                B-3 to the definitive Proxy Statement filed as
                                Exhibit 17(d) to Amendment No. 3 to the Rule
                                13e-3 Transaction Statement.*

17(b)(8).....................   Report of Oppenheimer & Co., Inc. in connection
                                with its Fairness Opinions of September 20,
                                1996.*

17(c)(1).....................   Fourth Amended and Restated Agreement and Plan
                                of Merger, dated as of August 21, 1996, among Fund I-II, CRITEF Associates Limited
                                Partnership, Watermark and others, appears as Appendix A-1 to the definitive Proxy Statement filed as Exhibit 17(d) to Amendment No. 3 to the Rule 13e-3 Transaction Statement.*

17(c)(2).....................   Fourth Amended and Restated Agreement and Plan
                                of Merger, dated as of August 21, 1996, among Fund III, CRITEF III Associates Limited
                                Partnership and Watermark III, and others, appears as Appendix A-2 to the definitive Proxy
                                Statement filed as Exhibit 17(d) to Amendment
                                No. 3 to the Rule 13e-3 Transaction Statement.*

17(c)(3).....................   Complaint for Breach of Fiduciary Duty in the
                                case styled Zakin v. Dockser, et al. (C.A. No.
                                14558).*

17(c)(4).....................   Complaint for Breach of Fiduciary Duty in the
                                case styled Wingard v. Dockser, et al. (C.A. No.
                                14604).*

17(c)(5).....................   Stipulation of Settlement, dated as of May 13,
                                1996, relating to the cases styled Zakin v.
                                Dockser, et al. and Wingard v. Dockser, et al.*

17(c)(6).....................   Amendment to Stipulation of Settlement, dated
                                August 13, 1996, relating to the cases styled
                                Zakin v. Dockser, et al. and Wingard v. Dockser, et al.*

17(c)(7).....................   Final Order and Judgment of the Court of
                                Chancery of the State of Delaware in and for New
                                Castle County, dated August 14, 1996, approving the Stipulation of Settlement as amended in the cases styled Zakin v. Dockser, et al. and Wingard v. Dockser, et al.*

17(c)(8).....................   Complaint for False or Misleading Statements
                                in the case styled Dominium Tax Exempt Fund, L.L.P. v. Dockser, et al.*

17(c)(9).....................   Complaint for Preliminary and Permanent
                                Injunction and Relief against unlawful Proxy solicitation in the case styled Capital Realty
                                Investors Tax Exempt Fund Limited Partnership, et al. v. Dominium Tax Exempt Fund L.L.P.*

17(c)(10)....................   Defendants' Emergency Motion to Enforce Court's
                                Final Order In Re Capital Realty Investors Tax
                                Exempt Fund Limited Partnership's Litigation.*

17(c)(11)....................   Memorandum Opinion in the case styled Capital
                                Realty Investors Tax Exempt Fund Limited
                                Partnership, et al. v. Dominium Tax Exempt Fund
                                L.L.P.*

17(c)(12)....................   Order and Memorandum of Judge Lebedoff in the
                                case styled Dominium Tax Exempt Fund, L.L.P. v.
                                Dockser, et. al.*

17(c)(13)....................   Agreement, dated November 6, 1996, between
                                Dominium Tax Exempt Fund L.L.P. and Capital
                                Apartment Properties, Inc., including the Escrow
                                Agreement and Mutual Releases.

17(d)(1).....................   Letters to BAC Holders, Notice of Special
                                Meetings, definitive Proxy Statement and forms of Proxy.*

17(d)(2).....................   October 3, 1996 Letter to BAC Holders from the
                                Funds.*

17(d)(3).....................   October 4, 1996 Press Release issued by the
                                Funds.*

17(d)(4).....................   October 3, 1996 Press Release issued by
                                CAPREIT.*

17(d)(5).....................   October 11, 1996 Letter to BAC Holders from the
                                Funds.*

17(d)(6).....................   October 14, 1996 Press Release issued by
                                CAPREIT.*

17(d)(7).....................   October 16, 1996 Press Release issued by
                                CAPREIT.*

17(d)(8).....................   October 18, 1996 Letter to BAC Holders from
                                the Funds.*

17(d)(9).....................   October 18, 1996 Press Release issued by
                                CAPREIT.*

17(d)(10)....................   October 22, 1996 Letter to BAC Holders From
                                the Funds.*

17(d)(11)....................   October 28, 1995 Press Release issued by the
                                Funds.*

17(d)(12)....................   October 29, 1996 Letter to BAC Holders from
                                the Funds.*

17(d)(13)....................   November 6, 1996 Joint Press Release issued by
                                the Funds, CAPREIT and Dominium Tax Exempt
                                Fund L.L.P.*

17(d)(14)....................   Letters to BAC Holders, Amended Notice of
                                Special Meetings, Supplement to definitive
                                Proxy Statement and forms of Proxy.

---------------
*Previously filed.